MINNEAPOLIS	ST. PAUL
220 South Sixth Street | Suite 2200	444 Cedar Street | Suite 2100
Minneapolis, MN 55402-4504	St. Paul, MN 55101-2136
612 339 6321 | Fax 612 338 0535	651 222 6321 | Fax 651 222 8905

Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

December 29, 2008

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Preliminary Proxy Statement Filed on October 6, 2008
SEC File No. 0-2000
Schedule 13 filed on October 8, 2008
SEC File No. l  , 005
Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to your letter dated November 4, 2008, which comments on Entrx’s Preliminary Proxy Statement filed on October 6, 2008 and Entrx’s Schedule 13E-3.  Reference hereinafter to the “Preliminary Proxy Statement” means Amendment No. 1 of the Preliminary Proxy Statement filed with the Securities and Exchange Commission on the date of this letter.  We have set forth your numbered comment paragraphs below with our corresponding responses.

Schedule 13E-3

General

1. Per General Instruction D.1 of Schedule 13E-3, please note that you are required to file your Schedule 13E-3 and your preliminary proxy statement on Schedule 14 A at the same time.

We acknowledge our oversight.

Securities and Exchange Commission
December 29, 2008

2. Since the company is soliciting proxies in favor of the reverse and forward stock splits, it is engaged in this going private transaction. Therefore, revise your Schedule 13E-3 to include the company as a filing person. Please ensure that each filing person signs Schedule 13E-3.

We have revised Amendment No. 1 to the Schedule 13E-3 to make Entrx the sole filing person.  Peter L. Hauser has been eliminated as such.

3. Mr. Hauser is listed as a filing person on the Schedule 13E-3, indicating that he is personally engaged in this going-private transaction. Therefore, he must individually address all of the disclosure items in Schedule 13E-3 from his own perspective. Alternatively, and to the extent applicable, he may adopt the analysis and conclusions of another filing party on the Schedule. Instead of providing disclosure as to Mr. Hauser in the Schedule 13E-3 only, revise the proxy statement to provide the disclosure as to him required by Schedule 13E-3 in the disclosure document that will be disseminated to target holders. For example, Mr. Hauser must explain why he personally believes this transaction is fair or unfair to unaffiliated shareholders. Alternatively, he may adopt the analysis and conclusion of the company as to fairness. The disclosure document should also prominently disclose Mr. Hauser's interest in this transaction.

Mr. Hauser is only engaged in the reverse/forward stock split in his capacity as the Chief Executive Officer of Entrx, and was erroneously named as the filing person.  Mr. Hauser has been eliminated as a filing person in Amendment No. 1 of the Schedule 13E-3.

4. Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

We have included the legend required by Rule 13e-3(e)(1)(iii) on the outside cover of Amendment No. 1 of the Schedule 13E-3.

5. Please revise your filings to comply with General Instruction C of Schedule 13E3. Provide the disclosure, if applicable, required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to your directors and chief financial officer of the corporation. For example, please provide the identity and background as to each executive officer and director of the corporation.

We have included the identity and background of each executive officer and director of Entrx under the heading “Officers and Directors” beginning on page 19 of the Preliminary Proxy Statement, and have referenced that provision in Items 3 and 12 of Amendment No. 1 of the Schedule 13E-3.

6. Your responses to the items of Schedule 13 E-3 should reflect the correct sections of the proxy statement which contain the required disclosures. Your response to Item 11 should not be "[n]ot applicable"; it should reference, however, the "Share Ownership of Certain Beneficial Owners" section of the proxy statement on page 16 or any other applicable section where your disclosure is made. Under Items 2, 4 and 12, also state where the disclosure related to Items 1 002(b ), l004(e) and l012(d) of Regulation M-A, respectively, are located. Please revise your responses to Schedule 13E-3 items accordingly.

Securities and Exchange Commission
December 29, 2008

We have reviewed and corrected our references to sections of the Preliminary Proxy Statement in Amendment No. 1 of Schedule 13E-3.  We have also referred to “Share Ownership of Certain Beneficial Owners” contained in the Preliminary Proxy Statement in response to Item 11 of Schedule 13E-3.  We have referred to sections of the Preliminary Proxy Statement in items 2, 4 and 12 in Schedule 13E-3 wherein the information called for by Sections 1002(b), 1004(e) and 1012(d) is located.  We have made reference to the page numbers of Entrx’s form 10-K for 2007, and form 10-Q for the quarter ended September 30, 2008, where the referenced financial information is located.

7. Please revise Item 13 of Schedule 13E-3 to comply with Instruction 3 of this item. In particular, please include a statement that the financial statements are incorporated by reference and identify in the filing the page, paragraph or caption of the matter incorporated by reference.

In Item 13 of Amendment No. 1 of Schedule 13E-3, Entrx has referred to the financial statements contained in its Form 10-KSB for the period ended December 31, 2007, and its Form 10Q for the quarter ended September 30, 2008, providing page numbers where that information begins, and has incorporated those financial statements by reference.

8. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13 E-3. In addition, please refer to telephone interpretation LH.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

As discussed in Entrx’s response to comment 7, Entrx has incorporated the required (Item 1010(a)) financial information by reference.  Although it is not deemed material, a discussion of the impact of the proposed transaction on Entrx’s financial statements is presented under “Financial Information” beginning on page 12, and is referred to in Item 13 of Amendment No. 1 of Schedule 13E-3.  The summary financial statements required by Item 1010(c) of Regulation M-A are included under the heading “Financial Information” beginning on page 12 of the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

9. We note that the information contained in Item 3 of your Schedule 13E-3 is not provided in your preliminary proxy statement. Please revise to include such disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) and (f).

Securities and Exchange Commission
December 29, 2008

We have included the information required by Item 3 of Schedule 13E-3 under the heading “Officers and Directors” beginning on page 19 of the Preliminary Proxy Statement.

10. The sequence of these transactions (reverse stock split followed by a forward stock split) and why you are effecting what may seem to shareholders like two conflicting purposes may be confusing to shareholders. Please explain the reason for the forward split in particular. Include your revised disclosure in the summary section at the forepart of the proxy statement.

We have attempted to make it clear that the purpose for the two transactions is to cash out shareholders who own less than 500 shares currently having a market value of approximately $100 or less.  The forward split is intended to eliminate fractional shares which would be left over if Entrx did not effect the forward stock split, and to alleviate the confusion of having stock certificates outstanding which do not represent the number of shares shown on the face of those certificates.  In addition, the forward split will eliminate the need for the transfer agent to maintain an additional shareholders list with respect to shareholders who have not submitted their certificates for new certificates and the administrative burdens of that process.  See “Reasons for the Reverse/Forward Stock Split” beginning on page 7 and “Stock Certificates” on page 16 of the Preliminary Proxy Statement.

11. Describe in detail the board's reservation of the right, in its discretion, to abandon the reverse/forward split prior to the proposed effective date if it determines that abandoning it is in the best interests of the company and the security holders. Disclose how the board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.

We have added a sentence in the third paragraph on page 5 of the Preliminary Proxy Statement under the heading “Summary – Discussion,” which explains the factors that could cause the Company’s Board of Directors to abandon the reverse/forward stock split.

12. Please revise the proxy statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors” section toward the beginning of the proxy statement. See Rule 13e-3(e)(1)(ii) of the Exchange Act.

We have added a section under the heading “Summary – Special Factors” beginning on page 6 in the Preliminary Proxy Statement to incorporate the information required by Items 7, 8 and 9 of Schedule 13E-3.

13. We note that in the notice of the meeting you state that one of the purposes of the meeting is to "transact such other business as may properly come before the meeting or any adjournment thereof.”  If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting.  To the extent applicable, please revise this disclosure and the proxy card.  The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.  Also provide the information required pursuant to Item 21 of Schedule 14A.

Securities and Exchange Commission
December 29, 2008

We have eliminated any reference to adjournment of the shareholders meeting in the Preliminary Proxy Statement and the form of proxy, as this is not an action that is being contemplated.

Voting Information, Page 1

Who will be soliciting your vote?

14. In accordance with Item 4a-3(i) of Schedule 14A and to the extent applicable, please disclose whether you and The Altman Group entered into a written arrangement regarding solicitation of proxies and describe any other material terms to this arrangement. Clarify whether there is a limit to the out-of-pocket expenses referred to in your disclosure. Additionally, confirm your understanding that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

Entrx has not yet entered into an agreement with The Altman Group, and may not do so.  If Entrx does enter into such an agreement, the material terms of the agreement and the limit of out-of-pocket expenses (currently estimated at $2,000) will be included in the definitive proxy statement.  It is contemplated that the solicitation will involve only an encouragement to vote and a statement that the management of Entrx recommends a vote in favor of the proposed Reverse/Forward Stock Split.

15. See our last comment above. Consider relocating this information to a later part of the proxy statement, after more material information about the terms of the transaction that more directly impacts shareholders, including information about what shareholders will receive if the proposal passes.

Entrx will consider this recommendation if and when the terms of any agreement with The Altman Group is reached.

What are you voting on?, page 1

16. Here or in the appropriate part of this section, indicate the price per share that shareholders holding less than 500 shareholders will receive.

We have included the price per share under “Voting Information – What are you voting on?” on page 1 of the Preliminary Proxy Statement.

Securities and Exchange Commission
December 29, 2008

What is a broker non-vote?, page 3

17. In this section, explain the impact of broker non-votes on the outcome of the vote.

We have added an explanation of the impact of a broker non-vote on page 3 of the Preliminary Proxy Statement under “VOTING INFORMATION – What is a broker non-vote?”

18. Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise your disclosure to include the following information:

o	Whether the company has the financial resources to cash out all fractional shares resulting from the Reverse Split;
o
Whether a shareholder owning in the aggregate more than 500 shares but holding the shares in several accounts with less than 500 shares will be cashed out unless he consolidates his accounts prior to the Reverse Split;

o	Brief summary of the tax consequences of the transaction;
o	A brief statement as to the accounting treatment of the transactions (if you determine that the accounting treatment disclosure is not material, explain why in your response letter);
o	Existence of appraisal rights;
o	That in a special meeting of the shareholders held in January 28, 2008, a proposal substantially identical to the one presented in this proxy statement did not obtain shareholder approval;
o	The role of affiliates in this transaction (and particularly Peter Hauser), including their interest in the company now and going forward if this proposal passes; and
o	The percentage of shareholders that have already indicated support for the transaction and whether passage of the Reverse/Forward Split proposal this time around is assured.

For additional guidance, please see Section II.F.2.a of SEC Release 33-7760.

We have revised the section under “Term Sheet” beginning on page 4 of the Preliminary Proxy Statement to address the foregoing comments; provided that we believe that a discussion of the accounting treatment of the transaction is immaterial since it has an immaterial impact on total assets, shareholders’ equity and total liabilities and shareholders equity.

19. See our last comment above. Here or in appropriate part of the proxy statement, discuss what it means to be a record or registered holder versus a beneficial holder for purposes of the proposed transaction.

We have expanded our discussion regarding the difference between a beneficial and record owner of our shares on page 1 of the Preliminary Proxy Statement under “VOTING INFORMATION – How Can You Vote?”

Securities and Exchange Commission
December 29, 2008

20. Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues you raise in your summary term sheet.

We have provided cross-references after the information provided beginning on page 4 under “Summary – Term Sheet,” to sections where more detailed information is contained in the Preliminary Proxy Statement.

Effects on Shareholders, page 6

21. You disclose the effects on shareholders with fewer than 500 shares and shareholders with more than 500 shares. However, Item 1013(d) of Regulation M-A also requires you to address the impact on "affiliates and unaffiliated security holders." See Item 1013(d) of Regulation M-A.

In the Preliminary Proxy Statement we have added a sentence on page 7 under the heading “Summary – Effect on Shareholders” and a paragraph on page 12 under the heading “Effect of Reverse/Forward Split on Entrx Shareholders – Affiliates.”

22. The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the shareholders. For example, please revise your disclosure to include the effect that the Reverse/Forward Split will have upon Mr. Hauser's interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

While Mr. Hauser is no longer a filing person, we have included a discussion of the effect the Reverse/Forward Stock Split will have on his percentage ownership of Entrx’s outstanding shares, his share of Entrx’s book value increase, and his share of net income, under “Effect of the Reverse/Forward Stock Split – Affiliates” on page 12 of the Preliminary Proxy Statement.

Reasons for the Reverse/Forward Split, page 6

23. Please disclose the reasons why the board is re-visiting this transaction at this time. Please see Item 1013 of Regulation M-A and related Instructions for additional guidance.

We have added a paragraph on page 8 of the Preliminary Proxy Statement under the  heading “Reasons for the Reverse/Forward Split” to address this comment 23.

Background and Purpose of the Reverse/Forward Split, page 8

24. Please disclose each alternative transaction that the board and each filing person considered and the reasons for their rejection.

We have added a paragraph on page 8 of the Preliminary Proxy Statement under the heading “Reasons for the Reverse/Forward Split” to address this comment 24.

Securities and Exchange Commission
December 29, 2008

25. The third paragraph of your disclosure appears to address Item 10 of Schedule 13E-3 and related Item 1007 of Regulation M-A. Since the special meeting is being called solely for purposes of voting on the Reverse/Forward Split, please explain your statement that the costs in connection with the proxy statement "for this Meeting are only marginally increased by reason of the Reverse/Forward Split". In accordance with Item ~007(a) and (c) of Regulation M-A, please disclose the specific sources and the total amount of funds to be used in the transaction as well as an itemized statement of all expenses incurred or estimated to be incurred in connection with the Reverse/Forward Split.

Reference to a “marginal increase” in cost was a carry-over from the last proxy statement filed, and was inadvertent.  We have included a discussion under “Background and Purpose of the Reverse/Forward Stock Split” on page 10 of the Preliminary Proxy Statement that specifies the itemized expense, and that all funds for the proposed transaction will come from the Company.

Fairness of the Reverse/Forward Split, page 11

26. Please expand your disclosure to include a statement by each filing person as to whether each such person believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out. Refer to Item 1014 of Regulation M-A for guidance, as well as Questions 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Only the Company is the filing person.  We have expanded the discussion in the Preliminary Proxy Statement under the headings “Summary – Special Factors” on page 6 and “Fairness of Reverse/Forward Split” beginning on page 14, to address this comment 26.

27. Expand the fairness discussion to address the procedural fairness of the transaction. Your revised disclosure should explain why the Company and Mr. Hauser believe the proposed reverse stock split is procedurally fair in the absence of the safeguards listed in Item 1014(c), (d) and (e) of Regulation M-A.

We have added a paragraph on page 15 of the Preliminary Proxy Statement under the heading “Fairness of Reverse/Forward Stock Split – Cashed-Out Shareholders,” beginning on page 12, that addresses your comment 27 concerning procedural fairness.

28. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. In that regard, it appears that the discussion of net book value, going concern value and liquidation value are missing or lacking sufficient detail. Please revise your disclosure accordingly. For example, expand your discussion regarding your reference to "uncertainty of future asbestos claims" to more fully support your basis for the belief that the transaction is fair despite the difference between the $.90 book value per share and the Cash-Out Price of $.35. If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 341 7719.

Securities and Exchange Commission
December 29, 2008

We have expanded the discussion under “Fairness of the Reverse/Forward Stock Split – Cashed-Out Shareholders” beginning on page 14, to address your comment 28.

29. Please disclose in greater detail how the $0.35 price per share was determined.

We have expanded our discussion under the heading “Fairness of the Reverse/Forward Split – Cashed-Out Shareholders” beginning on page 14 of the Preliminary Proxy Statement to further explain how the $0.35 per share cash-out price was determined.

Form of Proxy

30. On the form of proxy and in the proxy statement, you present the reverse and forward stock splits as a single matter that maybe voted upon in a single vote. In your response letter, provide your analysis as to why the reverse and forward splits should not be "unbundled" and presented as two separate matters upon which shareholders may express their position. Your analysis should indicate whether applicable state law would allow the forward stock split without shareholder approval. In the alternative, present these matters separately on the proxy card and in the proxy statement. We may have further comments after reviewing your response.

We have not “unbundled” the reverse stock split from the forward stock split, since we would not do one without the other.  Under Delaware law and our certificate of incorporation, shareholder approval would probably not be necessary for a forward stock split, and the Board of Directors of Entrx could approve a division or split up of Entrx’s common stock.  Nevertheless, by making both the reverse split and forward split as part of the same transactions through amendments to Entrx’s certificate of incorporation, which does require shareholder approval, we are provided with an efficient and precise process that does not entail any material time delays between the two events, the issuance of new certificates, or the confusion that always seems to accompany a reverse stock split.  Following the effectiveness of both amendments, a person who prior thereto held a certificate for 1,000 shares will continue to hold 1,000 shares.

Very truly yours,

/s/ Roger H. Frommelt

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation